JOINT VENTURE AGREEMENT

This Joint Venture Agreement, effective March 31, 2006, is made by and between PT. Global Indonesia Mining (hereinafter called "Party A") and NT HOLDING CORP., or any of its wholly owned subsidiary (hereinafter called "Party B") in which both parties agreed as follows:

1. JOINT VENTURE BUSINESS

1.01 Party A and Party B (hereinafter called "the Joint Venture Partners") agreed to set up a Joint Venture Company on equity basis in the country of the Republic of Indonesia and to carry out the business of coal mining and export.

1.02 Party A owns and/or controls the right of concession on coal mines in the territory of the Republic of Indonesia which has proven reserve of coal of approximately 730 (seven hundreds and thirty) millions tons.

1.03 After signing of this Joint Venture Agreement, Party A and Party B will be at their best effort to apply to the Government of Indonesia for the establishment of a Joint Venture Company with the terms and conditions as described below:


2. TERM

2.01 The Joint Venture (the "JV") will commence once the Joint Venture Company is approved by the Government of Indonesia and will continue for 30 (thirty) years period from the date of commencement.


3. SHARES AND CAPITAL

3.01 The Joint Venture Partners shall participate in the assets, liabilities, profits and losses of the Joint Venture in the percentages shown beside their respective names (their "Equity Shares"):

      PT. Global Indonesia Mining (Party A)                           30%
      NT Holding Corp. or its wholly owned subsidiaries (Party B)     70%

3.02 The Joint Venture Company will have a total authorized and paid up capital of US$1,200,000 (US Dollar: One Million and Two Hundred Thousands). Party A contributes to the joint Venture Company its right of concession on the coal mines as capital for 30 (thirty) years and Party B contributes cash to the joint Venture Company as its respective equity capital. Party A will vest into the Joint Venture Company the right of concession on a coal mine with a total area of approximately 68,000 hectares containing a reserve of approximately 593,000,000 tons of coal on the following time table:

      First Year    400 hectares    approximately     4,000,000 tons of coal
      Second Year   600 hectares    approximately     6,000,000 tons of coal

3.03 No interest accrues on a Joint Venture Partner's capital contributions to the Partnership in proportion to his Equity Share. However, if a Joint Venture Partner makes an actual payment or advance for the purpose of the Partnership beyond its Partnership Share (hereinafter called the "Additional Advance"), it is entitled to 6% (six percents) per annum interest from the Partnership on the Additional Advance until refunded by the Joint Venture Company.
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4. BANKING ARRANGEMENT AND FINANCIAL RECORD

4.01 The Joint Venture Company shall maintain a bank account on which cheques may be drawn only on the signature of all of the Joint Venture Partners.

4.02 The Joint Venture Company shall at all times maintain full and proper accounts of business accessible to each of the Joint Venture Partner at any time on reasonable notice. Party B will assign personnel to supervise the Joint Venture Company's financial function.

5. MANAGEMENT OF JV BUSINESS

5.01 Apart from the right of concession, Party A will assist the Joint Venture Company to operate the business including the construction of access road, port, equipment and labor if necessary. Party A assists the Joint Venture Company to control the cost of output approximately US$ 18 per ton which cost budget includes depreciation and amortization of construction cost of road and port, equipment and development but excludes Government's Royalty and Taxes. Party A also assists the Joint Venture Company to locate the coal with good quality having gross calorific value of 6.000 Kcal/Kg and up.

5.02 Party B will assist the JV in the sales and marketing, exporting, cash flow management, financial control, capital funding and equipment purchase.


6. TERMINATION OF PARTNERSHIP 6.01 The JV may only be voluntary dissolved during the joint lives of the Joint Venture Partners by mutual agreement of the Joint Venture Partners.

6.02 On voluntary dissolution of the JV Company, subject to any contrary agreement binding the former Joint Venture Partners and after making any necessary adjustments in accordance with the generally accepted accounting principles to allow for any debit balances in the Joint Venture Partners' separate capital accounts, the Partnership business shall be promptly liquidated and applied in the following order:

      a) to pay the debts and liabilities of the Joint Venture Partners;
      b) to refund any outstanding Additional Advances together with the accrued interest;
      c) to distribute the credit balances of the Joint Venture Partners' separate income capital accounts;
      d) to distribute the credit balances of the Joint Venture Partners' separate capital accounts;
      e) to distribute any residue to the Joint Venture Partners in proportion to their respective Equity Shares.

6.03 A Joint Venture Partner involuntary ceases to be a Joint Venture Partner on death or insolvency or becoming a mental incompetents so found by a court of law, does not prevent the JV to continue in operation.

6.04 On a Joint Venture Partner involuntary ceasing to be a Joint Venture Partner subject to any contrary agreement binding the former Joint Venture Partner and the remaining Joint Venture Partners and after making any necessary adjustments in accordance with the generally accepted accounting principles to allow for any debit balances in the Joint Venture Partners' separate capital accounts, the remaining Joint Venture Partners shall pay the Joint Venture Partner ceasing to be a Joint Venture Partner or his estate, as the case may be, any credit balances in his separate income and capital accounts as shown on the financial statements of the Partnership for the next month end following the date of his ceasing to be a Joint Venture Partner (the "Payment Calculation Statements") and, upon payment, the Joint Venture Partners has no further claims against the Partnership or the remaining Joint Venture Partners in respect to their interest in the Partnership. For clarity and greater certainty, the Payment Calculation Statements shall not be adjusted to show value for goodwill or work-in-process but shall be adjusted as though for a fiscal year end.
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7. ARBITRATION OF DISPUTES

7.01 Any dispute between the Joint Venture Partners arising out or related to this agreement and any amendments to it, whether before or after dissolution of the Partnership or a Joint Venture Partner involuntary cease to be a Joint Venture Partner, shall be referred to and settled by a single arbitrator agreed upon by the Joint Venture Partners or, in default of such agreement, to a single arbitrator appointed pursuant to the legislation governing submissions to International Arbitration Centre. The decision of the arbitrator is final and binding with no right of appeal.


8. MISCELLANEOUS

8.01 In this agreement, the singular includes the plural and the masculine includes the feminine and neuter and vice versa unless the context otherwise requires.

8.02 The capitalized headings in this agreement are only for convenience of reference and do not form part of or affect the interpretation of this agreement.

8.03 If any provision or part of any provision in this agreement is void for any reason, it shall be severed without affecting the validity of the balance of the agreement.

8.04  Time is of essence of this agreement.

8.05 The term of this agreement may only be amended in writing dated and signed by all the Joint Venture Partners'


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Agreed and executed in duplicate originals by

PT. Global Indonesia Mining                          NT Holding Corp.
-----------------------------------                  ---------------------------
Name:  /s/ Juan Ruleman                              Name:  Chun Ka Tsun
Title: President                                     Title: CEO